SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 4, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

THIS REPORT ON A FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-206365) OF NOKIA CORPORATION AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT

Enclosures:

Nokia stock exchange release dated December 4, 2015:

Nokia completes the sale of its HERE business to a consortium of leading automotive companies

Nokia completes the sale of its HERE business to a consortium of leading automotive companies

Nokia Corporation
Stock Exchange Release
December 4, 2015 15:15 (CET +1)

Espoo, Finland —  Nokia announced today that it has completed the sale of its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG.

The transaction which was originally announced on August 3, 2015, valued HERE at an enterprise value of EUR 2.8 billion, subject to certain purchase price adjustments. Based on the current estimates of such adjustments, Nokia received net proceeds from the transaction of approximately EUR 2.55 billion at closing, which is consistent with Nokia’s earlier estimated net proceeds of slightly above EUR 2.5 billion. Final adjustments will be made based on the verified closing balance sheet. As previously announced, Nokia expects to book a gain on the sale and a related release of cumulative foreign exchange translation differences totaling approximately EUR 1 billion as a result of the transaction.

The sale of HERE is the latest stage of Nokia’s transformation ahead of its planned combination with Alcatel-Lucent, which is expected to close in the first quarter of 2016.

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

About HERE
HERE, is a leader in navigation, mapping and location experiences. It builds high-definition (HD) maps and combines them with cloud technology to enable rich, real time location experiences in a broad range of connected devices — from smartphones and tablets to wearables and vehicles. To learn more about HERE, including its work in the areas of connected and automated driving visit http://360.here.com

MEDIA ENQUIRIES
Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

HERE
Communications
https://company.here.com/newsroom/contacts/
Email: press@here.com

Investor Enquiries:
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, such as statements reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will” and similar expressions. These forward-looking statements include statements relating to the potential combination with Alcatel Lucent; the anticipated closing of the HERE transaction and the anticipated proceeds from the sale of HERE and the related gain. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements, including: the ability of Nokia to complete its planned combination with Alcatel Lucent and the ability of Nokia to complete the transaction involving HERE.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s filings with the U.S. Securities and Exchange Commission.  Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal